Exhibit 99.1

Alvotech Secures Financing Facilities of Approximately $136 Million

-	Existing senior bonds upsized by $70 million with additional investment from a consortium of institutional investors

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Alvotech acquires the Reykjavik manufacturing facility, previously utilized under a long-term lease agreement, and secures approximately $16 million, at current exchange rates, in gross loan proceeds through refinancing of secured loan facility

-	Alvotech secures $50 million in financing in the form of an unsecured subordinated loan facility from Alvogen

REYKJAVIK, ICELAND (November 16, 2022) — Alvotech (NASDAQ: ALVO), a global biotech company specializing in the development and manufacture of biosimilar medicines for patients worldwide, today announced financing facilities securing gross proceeds of approximately $136 million, at current exchange rates. “These financing facilities are designed to provide flexibility and additional resources for advancing the company’s growing biosimilar pipeline,” said Joel Morales, Chief Financial Officer of Alvotech.

Alvotech has upsized its existing senior bonds by $70 million (“First Lien Facility”) with additional investment from Farallon Capital Management, Sculptor Capital Management, Oaktree Capital Management, Lodbrok Capital, and Morgan Stanley. As part of the expanded First Lien Facility, bondholders have the right to procure warrants representing up to 2.5% of Alvotech’s ordinary share capital unless Alvotech raises additional capital in accordance with the terms of the First Lien Facility.

Separately, Alvotech has secured from Alvogen, a major shareholder, an additional $50 million in the form of an unsecured subordinated loan (“Alvogen Facility”), which also provides the right to procure warrants representing up to 4.0% of Alvotech’s ordinary share capital unless Alvotech does not utilize the proceeds of the Alvogen Facility and replaces the Alvogen Facility with new financing, under certain commercial terms, by December 15, 2022.

Ownership of the previously leased manufacturing facility will be transferred to Alvotech from a subsidiary of Aztiq, a major shareholder, in exchange for an unsecured subordinated convertible bond in the principal amount of $80 million. In connection with the acquisition of the manufacturing facility in Reykjavik, Alvotech entered into a secured loan agreement with Landsbankinn hf. to provide for approximately $16 million, at current exchange rates, in gross loan proceeds to Alvotech.

Further information with respect to additional financing arrangements will be set forth in the report on Form 6-K that will be filed by the Company with the Securities and Exchange Commission, and made available on https://investors.alvotech.com/publicfilings, attached to which as exhibits will be the agreements described herein. The contents of this press release, and the description of the financing arrangements reflected herein, are qualified in their entirety by the definitive form of such agreements.

Sæmundargata 15-19	Phone +354 422 4500	alvotech.media@alvotech.com
102 Reykjavĺk, Iceland		www.alvotech.com

About Alvotech

Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech’s current pipeline contains eight biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (US), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

Sæmundargata 15-19	Phone +354 422 4500	alvotech.media@alvotech.com
102 Reykjavĺk, Iceland		www.alvotech.com

Forward Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements generally relate to future events or the future financial operating performance of Alvotech and may include, for example, Alvotech’s expectations regarding capitalization through equity or debt financing, future growth, results of operations, reductions in lease obligations and cash savings, cash runway, utilization of the backstop financing with Alvogen, performance, future capital and other expenditures including the development of critical infrastructure for the global healthcare markets, competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, results, level of activities, performance, goals or achievements or other future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “aim” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Alvotech or others following the business combination between Alvotech Holdings S.A., Oaktree Acquisition Corp. II and Alvotech; (2) the ability to close the financing facilities and meet the requirements under those arrangements; (3) the ability to maintain stock exchange listing standards; (4) changes in applicable laws or regulations; (5) the possibility that Alvotech may be adversely affected by other economic, business, and/or competitive factors; (6) Alvotech’s estimates of expenses and profitability; (7) Alvotech’s ability to develop, manufacture and commercialize the products and product candidates in its pipeline; (8) actions of regulatory authorities, which may affect the initiation, timing and progress of clinical studies or future regulatory approvals or marketing authorizations; (9) the ability of Alvotech or its partners to enroll and retain patients in clinical studies; (10) the ability of Alvotech or its partners to gain approval from regulators for planned clinical studies, study plans or sites; (11) the ability of Alvotech’s partners to conduct, supervise and monitor existing and potential future clinical studies, which may impact development timelines and plans; (12) Alvotech’s ability to obtain and maintain regulatory approval or authorizations of its products, including the timing or likelihood of expansion into additional markets or geographies; (13) the success of Alvotech’s current and future collaborations, joint ventures, partnerships or licensing arrangements; (14) Alvotech’s ability, and that of its commercial partners, to execute their commercialization strategy for approved products; (15) Alvotech’s ability to manufacture sufficient commercial supply of its approved products; (16) the outcome of ongoing and future litigation regarding Alvotech’s products and product candidates; (17) the potential impact of the ongoing COVID-19 pandemic on the FDA’s review timelines, including its ability to complete timely inspection of manufacturing sites; (18) the impact of worsening macroeconomic conditions, including rising inflation and interest rates and general market conditions, war in Ukraine and global geopolitical tension, and the ongoing and evolving COVID-19 pandemic on the Company’s business, financial position, strategy and anticipated milestones; and (19) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time to time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech or any of its directors, officers, employees, affiliates, agents, advisors, or representatives liable in any respect for the provision of this communication, the information contained in this communication, or the omission of any information from this communication.

CONTACTS

Alvotech Investor Relations and Global Communications

Benedikt Stefansson

alvotech.ir[at]alvotech.com

Sæmundargata 15-19	Phone +354 422 4500	alvotech.media@alvotech.com
102 Reykjavĺk, Iceland		www.alvotech.com